Exhibit (a)(1)(k)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

24 May 2024

RECOMMENDED CASH OFFER

for

MARIADB PLC

by

MERIDIAN BIDCO LLC

which is an Affiliate of

K1 INVESTMENT MANAGEMENT, LLC

as manager of K5 PRIVATE INVESTORS, L.P.

PUBLICATION AND POSTING OF OFFER DOCUMENT

On 24 April, 2024, K1 made an announcement pursuant to Rule 2.7 of the Irish Takeover Rules (the “Rule 2.7 Announcement”) of a firm intention by Meridian Bidco LLC (“Bidco”), a newly formed Affiliate of K1, as general partner of K5 Capital Advisors, L.P., as general partner of K5 Private Investors, L.P., to make an offer to acquire the entire issued and to be issued share capital of MariaDB (the Offer).

Capitalised terms used but not defined in this announcement have the same meaning given to them in the Offer Document.

Bidco and K1 are pleased to announce that the Offer Document (the “Offer Document”) which contains, amongst other things, the full terms and conditions of the Offer and the procedures for its acceptance, together with the related Letter of Transmittal, has today been published and posted to the shareholders of MariaDB (the “MariaDB Shareholders”) (other than those located in a Restricted Jurisdiction). For information purposes only, the Offer Document is being made available to persons with information rights.

The Offer will remain open for acceptance until 5:00 p.m., New York City time, on 10 July 2024 (or such later time(s) and/or date(s) to which the Offer may be extended) (the “Expiration Time”).

Actions to be taken to accept the Offer

The procedure for acceptance of the Offer is set out in Part 3 of Appendix 1 of the Offer Document. If you wish to tender all or (in the case of a tender for the Cash Offer only) a portion of your MariaDB Shares to Bidco in the Offer, you must do the following:

•
If you hold your MariaDB Shares directly as the holder of record, complete and sign the Letter of Transmittal (either manually or electronically) (or, in the case of a book-entry transfer, deliver an Agent’s Message in lieu of the Letter of Transmittal) that accompanies the Offer Document (which constitutes the form of acceptance for the Offer for the purposes of the Irish Takeover Rules) in accordance with the instructions set forth therein and mail or electronically deliver the Letter of Transmittal with any required signature guarantees and all other required documents to Computershare Trust Company, N.A. (the “Exchange Agent”). Letters of Transmittal from certificated MariaDB Shareholders should be accompanied by share certificates in respect of the MariaDB Shares tendered. These materials must be delivered to the Exchange Agent prior to the Expiration Time. See Part 3 of Appendix 1 of the Offer Document for further details on the procedures for book-entry transfer.

•
If you hold your MariaDB Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your MariaDB Shares through DTC’s Automated Tender Offer Program prior to the Expiration Time.

Eligible MariaDB Shareholders that wish to receive the Unlisted Unit Alternative will also be required to provide a completed Response Letter to the Investor Questionnaire as further described in Part 3 of Appendix 1 of the Offer Document. Bidco will review all Response Letters upon receipt, and this review process will take time. Eligible MariaDB Shareholders that wish to receive the Unlisted Unit Alternative are strongly encouraged to return their Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) electing for the Unlisted Unit Alternative as soon as possible.

Upon completion of the Response Letter and a determination by Bidco, in its sole discretion, that such MariaDB Shareholder may be offered and sold Topco Rollover Units pursuant to an exemption from registration under the Securities Act and an exemption from the registration requirements of applicable US state securities laws, such Eligible MariaDB Shareholder will receive a confidential offering memorandum (the “Offering Memorandum”). In addition, Eligible MariaDB Shareholders that wish to receive the Unlisted Unit Alternative will be required, following completion of the Response Letter and subsequent receipt of the Offering Memorandum, to deliver a signature page to the Topco LLCA to complete their election for the Unlisted Unit Alternative as further described in Part 3 of Appendix 1 of the Offer Document. Failure to complete these additional requirements will result in any Eligible MariaDB Shareholders that tender their MariaDB Shares for the Unlisted Unit Alternative being unable to receive the Topco Rollover Units.

Additional Irrevocable Undertakings

K1, K5 and Bidco have received further irrevocable undertakings each dated 24 May 2024 to accept the Offer, or (where Bidco and/or the K1 Group elects to switch to a scheme of arrangement with respect to MariaDB plc under the Companies Act 2014) the scheme of arrangement under the Companies Act 2014, from Sophia Arnö and  Alexander Arnö in respect of, in aggregate, 114,082 MariaDB Shares, representing in aggregate approximately 0.16% of the existing issued share capital of MariaDB as at 16 May 2024  (being the latest practicable date for the purposes of the Offer Document). These irrevocable undertakings have been entered into on substantially similar terms as the irrevocable undertakings previously obtained by K1, K5 and Bidco as further detailed in the 2.7 Announcement.

Accordingly, K1, K5, Topco and Bidco have received irrevocable undertakings to accept the Offer, or where Bidco and/or the K1 Group elects to switch to a scheme of arrangement with respect to MariaDB under the Companies Act 2014, vote in favour of the scheme of arrangement under the Companies Act 2014, in respect of, in aggregate, 47,402,907 MariaDB Shares, representing in aggregate approximately 68.67% of the existing issued share capital of MariaDB as of 16 May 2024 (being the latest practicable date for the purposes of the Offer Document). These undertakings continue to be binding in the event of a competing offer for MariaDB.

Further details of irrevocable undertakings and the parties thereto are set out in the “Special Factors” section of the Offer Document.

Expected timetable

Further details of the expected timetable and details of how to accept the Offer are set out in the Offer Document.

The Offer Document and the Letter of Transmittal will be made available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on K1’s website (https://k1.com/meridian-offer-update/).

Enquiries

Lazard (Financial Advisor to K1 and Bidco) Adrian Duchini, Keiran Wilson, Charles White	Tel: +44 20 7187 2000

Haven Tower Group (Public Relations Advisor to K1) Donald Cutler, Brandon Blackwell	Tel: +1 424 317 4850

Important Notices

The K1 Responsible Persons (being the investment committee of K1), the Bidco Officers and the Topco Officers accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the K1 Responsible Persons, the Bidco Officers, the Topco Officers, (who have taken all reasonable care to ensure that such is the case) the information contained in this Announcement for which they have accepted responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Frères & Co. LLC, together with its affiliate Lazard & Co., Limited (which is authorised and regulated in the United Kingdom by the Financial Conduct Authority) (“Lazard”), is acting exclusively as financial adviser to K1 and Bidco and no one else in connection with the Offer and will not be responsible to anyone other than K1 and Bidco for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Offer or any other matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Announcement, any statement contained herein or otherwise.

Disclosure requirements of the Irish Takeover Rules

Under Rule 8.3(b) of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of MariaDB, all ‘dealings’ in any ‘relevant securities’ of MariaDB or any securities exchange offeror (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (U.S. Eastern Time) on the ‘business day’ following the date of the relevant transaction. This requirement will continue until the ‘offer period’ ends. If two or more persons cooperate on the basis of any agreement either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of MariaDB, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Dealing Disclosures must also be made by any offeror and by any persons acting in concert with them in accordance with Rule 8.2 of the Irish Takeover Rules.

In general, interests in securities arise when a person has long economic exposure, whether conditional or absolute, to changes in the price of the securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

Details of the offeree company in respect of whose relevant securities Dealing Disclosures must be made can be found in the Disclosure Table on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel at telephone number +353 1 678 9020.

Further Information

This Announcement is for information purposes only and is not intended to, and does not, constitute an offer to sell or invitation to purchase any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this Announcement is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this Announcement is released, published or distributed should inform themselves about and observe such restrictions.

This Announcement has been prepared for the purpose of complying with the laws of Ireland and the Irish Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of Ireland.

Overseas Shareholders

The laws of certain jurisdictions may affect the availability of the Offer (including the Unlisted Unit Alternative) to persons who are not resident in Ireland. Persons who are not resident in Ireland, or who are subject to laws of any jurisdiction other than Ireland, should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with any applicable legal or regulatory requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable Law, the companies and persons involved in the Offer (including the Unlisted Unit Alternative) disclaim any responsibility and liability for the violation of such restrictions by any person.

Unless otherwise determined by Bidco or K1 or required by the Irish Takeover Rules, and permitted by applicable law and regulation, the Offer (including the Unlisted Unit Alternative) will not be made available, directly or indirectly, in any Restricted Jurisdiction, and the Offer will not be capable of acceptance from within a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction. The release, publication or distribution of this Announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this Announcement and all other documents relating to the Offer (including the Unlisted Unit Alternative) are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable Law, K1, the K1 Group and Bidco disclaims any responsibility or liability for the violations of any such restrictions by any person. MariaDB Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay. Further details in relation to overseas shareholders are contained in the Offer Document.

If you are a resident of the United States, please read the following:

This Announcement is not intended to, and does not, constitute or form part of any offer (including the Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this Announcement in any jurisdiction in contravention of applicable Law or regulation.

This Announcement is not a substitute for the Offer Document and the Form of Acceptance or any other document that Bidco may file with the SEC in connection with the Offer, if any. A solicitation and an offer to buy MariaDB Shares will be made pursuant to a Tender Offer Statement on Schedule TO that Bidco intends to file with the SEC. At the time the tender offer is commenced, MariaDB will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. MARIADB SHAREHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. SUCH DOCUMENTS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Investors and MariaDB Shareholders will be able to obtain free copies of these materials (if and when available) and other documents containing important information about MariaDB and the Offer once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

The Offer, if made, will be made in the United States pursuant to the Exchange Act and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

MariaDB is incorporated under the laws of Ireland. Some of the directors on the MariaDB Board at the date of this Announcement are resident in a country other than the United States. As a result, it may not be possible for United States holders of MariaDB Shares to effect service of process within the United States upon MariaDB or some of the directors of MariaDB or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue MariaDB or its officers or director(s) in a non-US court for violations of US securities laws. In addition, US holders of MariaDB Shares should be aware that, if K1 and Bidco elect to proceed pursuant to a scheme of arrangement (as described herein), the federal securities laws of the United States may not be applicable.

Publication on website

A copy of this announcement and the documents required to be published pursuant to Rule 26 of the Irish Takeover Rules will be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, will be made available on K1’s website (https://k1.com/meridian-offer-update/).  Neither the content of any such website nor the content of any other website accessible from hyperlinks on such website is incorporated into, or forms part of, this Announcement.